Exhibit 4.1
DESCRIPTION OF SECURITIES

The following summary of the general terms and provisions of the capital stock of Ameriprise Financial, Inc. (the “Company”) does not purport to be complete and is subject to and qualified by reference to the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Bylaws, as amended and restated (the “Bylaws,” and together with the Certificate of Incorporation, the “Charter Documents”), each of which is incorporated herein by reference and included as an exhibit to the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. For additional information, please read the Charter Documents and the applicable provisions of the Delaware General Corporation Law (the “DGCL”).

Capital Stock

The Company is authorized to issue up to 1,275,000,000 shares, of which 1,250,000,000 shares have been designated common stock, par value $0.01 per share (“Common Stock”), and 25,000,000 shares have been designated preferred stock, par value $0.01 per share (“Preferred Stock”). The Common Stock is the only class of the Company’s securities registered under Section 12 of the Securities Exchange Act of 1934, as amended.

Voting Rights

The holders of shares of Common Stock have the exclusive power to vote on all matters presented to the Company’s stockholders unless Delaware law or the certificate of designation for an outstanding series of Preferred Stock gives the holders of that series of Preferred Stock the right to vote on certain matters.

Each holder of shares of Common Stock is entitled to one vote per share.

The holders of Common Stock may not cumulate their votes when voting for directors, which means that a holder cannot cast more than one vote per share for each director. Accordingly, the holders of a majority of the outstanding shares of Common Stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of any series of Preferred Stock may be entitled to elect.

Dividend Rights

Subject to any preferential rights of any Preferred Stock then outstanding, the holders of shares of Common Stock are entitled to receive dividends out of funds legally available, when and if declared by the Company’s board of directors. As a holding company, our ability to pay dividends is affected by the ability of our subsidiaries to pay dividends to us. Applicable insurance laws restrict the payment of dividends that our insurance subsidiaries can pay to us.

Liquidation Rights

Upon any liquidation, dissolution, or winding up of the Company, voluntarily or involuntarily, after the payment in full of all amounts to which the holders of shares of any series of Preferred Stock are entitled, the remaining assets of the Company to be distributed to the holders of the stock of the Company shall be distributed ratably among the holders of the shares of Common Stock.

No Preemptive Rights

The holders of Common Stock have no preemptive rights to subscribe to any additional issuances of Common Stock or any securities of the Company convertible into Common Stock.

Forum Selection

Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is, to the fullest extent permitted by law, the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Company, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Company to the Company or its stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL or the Charter Documents, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) any action asserting a claim governed by the internal-affairs doctrine.

Anti-Takeover Provisions

The Charter Documents and the DGCL contain certain provisions that may discourage an unsolicited takeover of the Company or make an unsolicited takeover of the Company more difficult. The following are some of the more significant anti-takeover provisions that are applicable to the Company:
Delaware Anti-Takeover Law
In general, Section 203 of the DGCL prohibits a Delaware corporation with a class of voting stock listed on a national securities exchange or held of record by 2,000 or more stockholders from engaging in a “Business Combination” (as defined below) with an “Interested Stockholder” (as defined below) for a three-year period following the time that the stockholder becomes an interested stockholder, unless the Business Combination is approved in a prescribed manner. A Business Combination includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the Interested Stockholder. An Interested Stockholder is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of Interested Stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a Business Combination between a corporation and an Interested Stockholder is prohibited for three years unless it satisfies one of the following conditions:

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Before the stockholder became an Interested Stockholder, the Board of Directors approved either the Business Combination or the transaction which resulted in the stockholder becoming an Interested Stockholder;

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Upon consummation of the transaction that resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•
At or after the time the stockholder became an Interested Stockholder, the Business Combination was approved by the Board of Directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the Interested Stockholder.

The DGCL permits a corporation to opt out of, or choose not to be governed by, its anti-takeover statute by expressly stating so in its original certificate of incorporation (or subsequent amendment to its certificate of incorporation or bylaws approved by its stockholders). The Certificate of Incorporation does not contain a provision opting out of the application of Section 203 of the DGCL; therefore, the Company is subject to the anti-takeover statute.
Authority of the Board of Directors
Pursuant to the Certificate of Incorporation, the Company’s board of directors, without action by the stockholders, may issue up to 25,000,000 shares of undesignated Preferred Stock with voting or other rights or preferences as designated by our board of directors.
In addition, the Company’s board of directors has the right to fill vacancies of the board of directors (including a vacancy created by an increase in the size of the board of directors).
Requirements for Advance Notification of Stockholder Nominations and Proposals
The Bylaws establish advance-notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors.
Special Meetings of Stockholders

The Bylaws provide that a special meeting of stockholders may be called only by the Company’s board of directors or by the chairman of the board or the chief executive officer.

No Written Consent of Stockholders
The Charter Documents provide that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting and that stockholders may not take any action by written consent in lieu of a meeting.

Listing

The Common Stock is currently traded on the New York Stock Exchange under the symbol “AMP.”